Filed by Agrium Inc.

(Commission File No. 333-157966)

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12 of the

Securities Exchange Act of 1934

Subject Company:

CF Industries Holdings, Inc.

NEWS RELEASE FOR IMMEDIATE RELEASE

Agrium advances Vanscoy potash expansion

December 17, 2009- ALL AMOUNTS ARE STATED IN U.S.$

CALGARY, Alberta — Agrium Inc. (TSX and NYSE: AGU) announced today it has made significant progress with its planned brownfield expansion at its Vanscoy, Saskatchewan potash mine. The expansion is expected to add 750,000 tonnes of annual potash capacity to the mine, contingent upon final project approval which is expected to occur in late 2010. An Engineering, Procurement, and Construction (EPC) contract was recently executed by Agrium with a Joint Venture comprised of SNC Lavalin Inc. and PCL Industrial Management Inc. to further develop the engineering and ultimately complete the expansion.

Most of the construction work on the capacity addition is expected to be completed in 2013 and 2014. Some incremental capacity and related additional production is expected in late 2013. The majority of the capacity expansion is expected to be available in 2014, with full rates expected to be achieved in late 2014. The full 2.8 million tonnes of annual production capacity is expected to be achieved in 2015.

“The brownfield expansion is an important part of our strategy to continue to grow all three of our strategic business units. The EPC contract with two leading engineering and construction firms is an important step in this process. We believe that global potash demand will start to rebound in 2010 and that brownfield expansions make economic sense given the world ultimately will need this additional production. As I have stated previously, Agrium is committed to growing across all three business units through a variety of value added opportunities. The announcement today in no way diminishes our resolve to proceed with our proposed acquisition of CF Industries Holdings, Inc.” said Mike Wilson, Agrium President and CEO.

About Agrium

Agrium Inc. is a major retail supplier of agricultural products and services in both North and South America and a leading global producer and marketer of agricultural nutrients and industrial products. Agrium produces and markets three primary groups of nutrients: nitrogen, phosphate and potash as well as controlled release fertilizers and micronutrients. Agrium’s strategy is to grow through incremental expansion of its existing operations and acquisitions as well as the development, commercialization and marketing of new products and international opportunities. Contact us at www.agrium.com.

Important Information

This press release does not constitute an offer to exchange, or a solicitation of an offer to exchange, common stock of CF, nor is it a substitute for the Tender Offer Statement on Schedule TO or the Prospectus/Offer to Exchange included in the Registration Statement on Form F-4 (including the Letter of Transmittal and related documents) (collectively, as amended from time to time, the “Exchange Offer Documents”) filed by Agrium Inc. (“Agrium”) with the U.S. Securities and Exchange Commission (the “SEC”) on March 16, 2009. The Registration Statement on Form F-4 has not yet become effective. The offer to exchange is made only through the Exchange Offer Documents. INVESTORS AND SECURITY HOLDERS OF AGRIUM AND CF ARE URGED TO READ THE EXCHANGE OFFER DOCUMENTS AND OTHER RELEVANT MATERIALS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY AS THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE OFFER TO EXCHANGE. Such documents are available free of charge through the web site maintained by the SEC at www.sec.gov, by calling the SEC at telephone number 800-SEC-0330 or by directing a request to the Agrium Investor Relations/Media Department, Agrium Inc, 13131 Lake Fraser Drive S.E., Calgary, Alberta, Canada T2J 7E8.

Agrium, North Acquisition Co., a wholly-owned subsidiary of Agrium, their respective directors and executive officers and certain other persons are deemed to be participants in any solicitation of proxies from CF’s stockholders in respect of the proposed transaction with CF. Information regarding Agrium’s directors and executive officers is available in its management proxy circular dated March 23, 2009 relating to the annual general meeting of its shareholders held on May 13, 2009. Other information regarding potential participants in such proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in any proxy statement filed in connection with the proposed transaction.

All information in this press release concerning CF, including its business, operations and financial results, was obtained from public sources. While Agrium has no knowledge that any such information is inaccurate or incomplete, Agrium has not had the opportunity to verify any of that information.

Forward-Looking Statements

Certain statements in this press release constitute forward-looking statements. Such forward-looking statements involve known and unknown risks and uncertainties as well as various assumptions and business sensitivities, including those referred to in the MD&A section of the Corporation’s most recent Annual Report to Shareholders as well as those risk factors described in the Corporation’s most recent Annual Information Form, which may cause the actual results, performance or achievements of the Corporation to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially from those in the forward-looking statements include, but are not limited to, potential ability to obtain all necessary approvals and consents required to complete the project as planned, changes in development plans, capital construction costs, construction progress, and potential delays in building, timing of commencement of commercial production and completion of related infrastructure, availability of equipment and labor, performance of other parties, political risks, including civil unrest, actions by armed groups or conflict, general economic, market and business conditions, weather conditions, crop prices, the supply and demand and price levels for our major products, governmental and regulatory requirements and actions by governmental authorities, including changes in government policy, changes in environmental, tax and other laws or regulations and the interpretation thereof. Agrium disclaims any intention or obligation to update or revise any forward-looking information as a result of new information or future events, except as may be required under applicable securities laws.

FOR FURTHER INFORMATION:

Investor/Media Relations:

Richard Downey, Senior Director, Investor Relations

(403) 225-7357

Todd Coakwell, Manager, Investor Relations

(403) 225-7437

Contact us at: www.agrium.com